Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LOLAARK VISION INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF JULY, A.D. 2021, AT 1:32 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



6055078 8100
SR# 20212618993

Authentication: 203606104
Date: 07-06-21

You may verify this certificate online at corp.delaware.gov/authver.shtml



CERTIFICATE OF INCORPORATION
OF
LOLAARK VISION INC.

First: The name of the Corporation is: Lolaark Vision Inc.

Second: Its registered office in the State of Delaware is to be located at:

3500 S. Dupont Highway
Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The Corporation is authorized to issue one class of stock to be designated as "Common Stock." The total number of shares of Common Stock the Corporation shall have authority to issue is Twenty-Five Million (25,000,000), par value of $0.000001 per share.

Fifth: The name and mailing address of the incorporator are as follows:

Emanuel I. Papadakis
1037 Cheshire Ln
Houston, TX 77018

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 1st of July, 2021.

By:______________________
Emanuel I. Papadakis, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:32 PM 07/02/2021
FILED 01:32 PM 07/02/2021
SR 20212618993 - File Number 6055078